Mail Stop 4-6

      		March 2, 2005

Woodson Hobbs
President and Chief Executive Officer
Intellisync Corporation
2550 North First Street
San Jose, California 95131

	RE:	Intellisync Corporation
		Post-Effective Amendment No. 2 to Form S-3
		Filed January 31, 2005
		File No. 333-116146

Dear Mr. Hobbs:

	This is to advise you that we have limited our review of the above registration statement to matters relating to your October
14,
2004 request for confidential treatment. Based on this limited review, we have no comments.

      No further review of the above registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our review, before we exercise our discretion under Section 8(c) and declare your post-effective amendment effective, the Company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please direct all questions to Robert D. Bell, Staff
Attorney,
at (202) 942-1953. If you need further assistance, you may contact me at (202) 942-1800.

						Sincerely,


						Barbara C. Jacobs
						Assistant Director
						Office of Computers and Online
Services


cc:	Elias J. Blawie
	Heller Ehrman White & McAuliffe LLP
	Fax (650) 324-0638
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Mr. Woodson Hobbs
Intellisync Corporation
Form S-3; File No. 333-116146
March 2, 2005
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